Exhibit 14

Supplemental Information Regarding the Asian Infrastructure Investment Bank

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Related Party Transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form.

The Bank’s related party transactions include the following as of December 31, 2020. For additional information with respect to AIIB’s related party transactions, see Note C20 to the 2020 Audited Financial Statements.

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In accordance with Article 5 of the Headquarters Agreement entered into between the government of China and the Bank on January 16, 2016, the government of China provides a permanent office building to the Bank, free of charge.

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As of December 31, 2020, the Bank had one loan outstanding to a member of the Bank’s senior management, Dr. D.J. Pandian, Vice President, Investment Operations (Region 1), which had an amount outstanding of US$14,167.

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The Bank approved the following financings to non-sovereign borrowers that are ultimately controlled by state-owned enterprises of China: (i) a US$250.0 million non-sovereign-backed financing to Beijing Gas Group Company Limited and (ii) a US$46.7 million non-sovereign-backed financing to Zhanatas Wind-Power Station LLP (with an effective amount of US$34.3 million as of December 31, 2020). These financings were entered into in the ordinary course of business under normal commercial terms and at market rates.

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The Bank approved the following sovereign-backed financings to China: (i) a US$355.0 million equivalent sovereign-backed financing to strengthen China’s public health infrastructure in combating the outbreak of COVID-19 and (ii) a US$500.0 million equivalent sovereign-backed financing to increase the availability of natural gas in order to reduce coal consumption and related emissions in the region of Beijing.

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The Bank approved a US$75.0 million investment into the Asia Investment Limited Partnership Fund, a limited partnership fund organized under the laws of Hong Kong, China, and subscribed to a limited partnership interest therein in November 2019. The fund’s main investment objective is to acquire non-controlling equity stakes in mature companies in Asia or with significant operations in Asia in infrastructure or other productive sectors, including telecommunications, transportation and energy. Other limited partners in the fund are the government of China and entities related to the government of China, including two state-owned asset management companies and a regulatory authority of one of China’s special administrative regions. The Bank will not take part in the management of the fund. Any future investments in the fund would be assessed in accordance with the Bank’s general approval process for financings. See “Operations of AIIB—Financing Approval Process.”

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The Bank approved a US$54.0 million investment in Bayfront Infrastructure Management Pte. Ltd., an entity incorporated in Singapore, and subscribed to preferred shares in this entity. The terms of such shares provide the Bank with 30% voting power (i.e., significant influence) over the financial and operating decisions of this entity’s governing body.

Financing Portfolio

Loans by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying financings by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and sub-sectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings in 11 sectors: energy, finance, ICT, transport, urban, water, economic resilience (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development and other.

Financings in the energy sector mainly relate to (i) energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the finance sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the ICT sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

The economic resilience, public health and finance/liquidity sectors include financings under the CRF. Economic resilience financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to land conservation and soil management and the support of rural market infrastructure.

Financings in other sectors mainly relate to projects to support other productive sectors, including (i) industry; (ii) non-urban tourism; (iii) agribusiness; and (iv) trade facilities.

The following table sets forth AIIB’s loan portfolio by sector, as classified by AIIB in accordance with the methodology described above:

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OPERATIONS OF AIIB

Financing Approval Process

Investment Committee

The Investment Committee is the principal forum where matters related to ordinary operations are considered. The Investment Committee is accountable to the President. Pursuant to the terms of reference of the Investment Committee, the members of the Investment Committee are:

•	the Vice President, Investment Operations (Region 2);

•	the Vice President, Investment Operations (Region 1);

•	the Vice President, Policy and Strategy;

•	the Chief Financial Officer;

•	the Chief Risk Officer; and

•	the General Counsel.

See “Governance and Administration—Senior Management” for the names, nationalities and other biographical information of the members of senior management that serve in these positions as of March 31, 2021.

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